November 10, 2022

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Holt
James Lopez

Re:	26 Capital Acquisition Corp.
Schedule Pre 14A, filed October 25, 2022
File No. 001-39900

Dear Mr. Holt and Mr. Lopez:

On behalf of our client, 26 Capital Acquisition Corp, a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission this letter setting forth the Company’s response to the comments discussed in a conference call between the Staff and certain attorneys at our law firm, Ellenoff Grossman & Schole LLP, on November 9, 2022.

We summarize the Staff comments as follows:

•	The Company’s plans with respect to the conversion of the investments in the Company’s trust account should be stated more clearly
•	The effects of a liquidation should be more clearly stated, including the loss of any investment opportunity with the combined company, the loss of potential price appreciation, and the fact that the warrants will expire worthless
•	The proxy statement should make clear that any uncertainty as to whether SPACs may be investment companies does not derive from the Commission’s March 2022 SPAC rule proposal. The Commission’s views with respect to investment company status are reflected in the rule proposal and have been expressed elsewhere.

In response to the Staff comments, we have revised the preliminary proxy statement to address each of the above matters, and are filing revised pages herewith for the review of the staff.

We appreciate the willingness of the Staff to communicate its comments in the conference call, and ask that you advise if the Staff has any further comments.

Very truly yours,

/s/ Jonathan Deblinger
Jonathan Deblinger, Esq.
Ellenoff Grossman & Schole LLP